UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

*

Leo Holdings Corp. II

(Name of Issuer)

Class A ordinary shares, $0.0001 par value

(Title of Class of Securities)

G5463R102

(CUSIP Number)

March 20, 2023

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. G5463R102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boothbay Fund Management, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 703,375*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 703,375*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,375*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.37%*
12.	TYPE OF REPORTING PERSON (see instructions) IA, OO

CUSIP No. G5463R102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boothbay Absolute Return Strategies LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 328,467*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 328,467*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 328,467*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 7.18%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. G5463R102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Boothbay Diversified Alpha Fund LP
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 374,908*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 374,908*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 374,908*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.19%*
12.	TYPE OF REPORTING PERSON (see instructions) PN

CUSIP No. G5463R102

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Ari Glass
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (see instructions) (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 703,375*
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 703,375*

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 703,375*
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (see instructions) ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 15.37%*
12.	TYPE OF REPORTING PERSON (see instructions) IN, HC

CUSIP No. G5463R102

Item 1.

(a)	Name of Issuer Leo Holdings Corp. II (the “Issuer”)

(b)	Address of Issuer’s Principal Executive Offices 100 Wilshire Boulevard Los Angeles, CA 90401

Item 2.

(a)	Name of Person Filing: Boothbay Fund Management, LLC* Boothbay Absolute Return Strategies LP* Boothbay Diversified Alpha Fund LP* Ari Glass*

(b)	Address of the Principal Office or, if none, residence 140 East 45th Street, 14th Floor New York, NY 10017

(c)	Citizenship Boothbay Fund Management, LLC – Delaware Boothbay Absolute Return Strategies LP – Delaware Boothbay Diversified Alpha Fund LP – Delaware Ari Glass – United States

(d)	Title of Class of Securities Class A ordinary shares

(e)	CUSIP Number G5463R102

Item 3. If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: N/A

Item 4. Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned: Boothbay Fund Management, LLC – 703,375* Boothbay Absolute Return Strategies LP – 328,467* Boothbay Diversified Alpha Fund LP – 374,908* Ari Glass – 703,375*

(b)	Percent of class: Boothbay Fund Management, LLC – 15.37%* Boothbay Absolute Return Strategies LP – 7.18%* Boothbay Diversified Alpha Fund LP – 8.19%* Ari Glass – 15.37%*

CUSIP No. G5463R102

(c)	Number of shares as to which the person has:

	(i)	Sole power to vote or to direct the vote Boothbay Fund Management, LLC – 0 Boothbay Absolute Return Strategies LP – 0 Boothbay Diversified Alpha Fund LP – 0 Ari Glass – 0

	(ii)	Shared power to vote or to direct the vote Boothbay Fund Management, LLC – 703,375* Boothbay Absolute Return Strategies LP – 328,467* Boothbay Diversified Alpha Fund LP – 374,908* Ari Glass – 703,375*

	(iii)	Sole power to dispose or to direct the disposition of Boothbay Fund Management, LLC – 0 Boothbay Absolute Return Strategies LP – 0 Boothbay Diversified Alpha Fund LP – 0 Ari Glass – 0

(iv)

Shared power to dispose or to direct the disposition of

Boothbay Fund Management, LLC – 703,375*

Boothbay Absolute Return Strategies LP – 328,467*

Boothbay Diversified Alpha Fund LP – 374,908*

Ari Glass – 703,375*

Instruction. For computations regarding securities which represent a right to acquire an underlying security see §240.13d-3(d)(1).

* The Class A ordinary shares (the “Shares”) of Leo Holdings Corp. II, an emerging growth company incorporated in Delaware (the “Issuer”), reported herein are held in the form of units (the “Units”). Each Unit consists of one Share and one-quarter of one redeemable warrant, as described in more detail in the Issuer’s 10-K filed with the SEC on March 20, 2023. Each whole warrant entitles the holder thereof to purchase one Share. Each warrant will become exercisable on the later of 30 days after the completion of the Issuer’s initial business combination or twelve months from the closing of this offering and will expire five years after the completion of an initial business combination, or earlier upon redemption or liquidation, as detailed in the Issuer’s Form 10-K filed with the SEC on March 20, 2023.

The Units are held by one or more private funds (the “Funds”), which are managed by Boothbay Fund Management, LLC, a Delaware limited liability company (the “Adviser”). Ari Glass is the Managing Member of the Adviser. Certain subadvisors (“Subadvisors”) have been delegated the authority to act on behalf of the Funds, including exclusive authority to vote and/or direct the disposition of certain Shares held by the Fund, and such Shares may be reported in regulatory filings made by such Subadvisors. However, this report is being made to the extent that, for the purposes of Reg. Section 240.13d-3, the reporting persons herein are deemed to beneficially own an aggregate of 703,375 Shares (held in the form of Units), or 15.37%, of the 4,575,964 Shares outstanding, resulting from the holders of Class A shares redemption of 32,924,036 Class A shares as disclosed in the Issuer’s 10-K filed on March 20, 2023.

This report shall not be deemed an admission that the Adviser, the Funds or any other person is the beneficial owner of the securities reported herein for purposes of Section 13 of the Securities Exchange Act of 1934, as amended, or for any other purpose. Each of the reporting persons herein disclaims beneficial ownership of the Units reported herein except to the extent of the reporting person’s pecuniary interest therein.

CUSIP No. G5463R102

Item 5. Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐.

Instruction. Dissolution of a group requires a response to this item.

Item 6. Ownership of More than Five Percent on Behalf of Another Person.

N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company.

N/A

Item 8. Identification and Classification of Members of the Group.

N/A

Item 9. Notice of Dissolution of Group.

N/A

Item 10. Certification.

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

CUSIP No. G5463R102

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: April 5, 2023

Boothbay Fund Management, LLC

By:	/s/ Ari Glass
Ari Glass, Managing Member

Boothbay Absolute Return Strategies LP

By:	Boothbay Fund Management, LLC,
its investment manager

By:	/s/ Ari Glass
Ari Glass, Managing Member

Boothbay Diversified Alpha Fund LP

By:	Boothbay Fund Management, LLC,
its investment manager

By:	/s/ Ari Glass
Ari Glass, Managing Member

Ari Glass

By:	/s/ Ari Glass
Individually

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative other than an executive officer or general partner of the filing person, evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See s.240.13d-7 for other parties for whom copies are to be sent.

Attention. Intentional misstatements or omissions of fact constitute Federal criminal violations (see 18 U.S.C. 1001).

CUSIP No. G5463R102

JOINT FILING STATEMENT

PURSUANT TO RULE 13D-1(K)(1)

The undersigned hereby consent and agree to the joint filing of Schedule 13G under the Securities Exchange Act of 1934, as amended, with respect to the Class A ordinary shares held in the form of Units of Leo Holdings Corp. II together with any or all amendments thereto, when and if required. The parties hereto further consent and agree to file this Joint Filing Statement pursuant to Rule13d-1(k)(1)(iii) as an exhibit to Schedule 13G, thereby incorporating the same into such Schedule 13G.

This Joint Filing Statement may be terminated by any of the undersigned upon written notice or such lesser period of notice as the undersigned may mutually agree.

Dated: April 5, 2023

Boothbay Fund Management, LLC

By:	/s/ Ari Glass
Ari Glass, Managing Member

Boothbay Absolute Return Strategies LP

By:	Boothbay Fund Management, LLC,
its investment manager

By:	/s/ Ari Glass
Ari Glass, Managing Member

Boothbay Diversified Alpha Fund LP

By:	Boothbay Fund Management, LLC,
its investment manager

By:	/s/ Ari Glass
Ari Glass, Managing Member

Ari Glass

By:	/s/ Ari Glass
Individually